Exhibit 12

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(Amounts in Millions, Except Ratios)

	Years ended December 31,
	2010	2009	2008	2007	2006
Earnings (loss) [1]
Income (loss) from continuing operations before income taxes	$450.6	$232.4	$471.5	$235.7	$(5.0)

Fixed charges [1]
Interest expense	139.7	155.6	211.9	236.7	218.7
Interest factor of net operating rents [2]	172.8	181.4	183.9	185.6	185.1

Total fixed charges	312.5	337.0	395.8	422.3	403.8

Earnings (loss), as adjusted	$763.1	$569.4	$867.3	$658.0	$398.8

Ratio of earnings to fixed charges [3]	2.4	1.7	2.2	1.6	N/A

1	Earnings (loss) consist of income (loss) from continuing operations before income taxes, equity in net income of unconsolidated affiliates and adjustments for net income attributable to noncontrolling interests. Fixed charges consist of interest on indebtedness, amortization of debt discount, waiver and other amendment fees, debt issuance costs (all of which are included in interest expense) and the portion of net rental expense deemed representative of the interest component (one-third).
2	We have calculated the interest factor of net operating rent as one-third of our operating rent, as this represents a reasonable approximation of the interest factor.
3	We had a less than 1:1 ratio of earnings to fixed charges due to our loss in the year ended December 31, 2006. To provide a 1:1 coverage ratio for the deficient period results as reported would have required additional earnings of $5.0 in the year ended December 31, 2006.